EXHIBIT 99.1

Alvotech Reports Financial Results for Full Year 2023 and Provides a Business Update

  Total Revenues in 2023 were $93.4 million, up 10% from previous year

  Product Revenues in 2023 were $48.7 million, compared to $24.8 million in 2022, with Q4 2023 product revenues of $18.9 million, up by 37% from the same period last year

  Alvotech’s Simlandi™ biosimilar to Humira® (adalimumab) was approved in the U.S. as the first high-concentration biosimilar with interchangeable status

  Sales of Alvotech’s Jamteki™ biosimilar to Stelara® (ustekinumab) started in Canada with launches expected in Japan in Q2 and Europe in Q3

  Positive top-line results were announced from a confirmatory efficacy study for Alvotech’s proposed biosimilar to Eylea® (aflibercept) and PK studies for proposed biosimilars to Prolia®/Xgeva® (denosumab) and Simponi®/Simponi Aria® (golimumab)

REYKJAVIK, Iceland, March 20, 2024 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO, or the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today reported financial results for full year 2023 and provided a summary of recent pipeline and corporate highlights. Management will conduct a business update conference all and live webcast on March 21, 2024 at 8:00 am ET (12:00 pm GMT).

“We are pleased with the recent launch of our second product, our biosimilar to Stelara® (ustekinumab) as Jamteki™ in Canada and look forward to further expected market launches globally in Q2 and Q3 this year. U.S. FDA approval of Simlandi™, our high-concentration citrate-free biosimilar to Humira® with interchangeable status and exclusivity, was another major milestone. We remain convinced that Simlandi’s product characteristics have the potential to change the dynamics of the rapidly developing U.S. adalimumab market,” said Robert Wessman, Chairman and CEO of Alvotech. “We also met several major clinical development milestones, with positive top-line results from the confirmatory efficacy study for our proposed biosimilar to Eylea® (aflibercept) and from the pharmacokinetic studies for our biosimilar candidate to Simponi® and Simponi Aria® (golimumab) as well as our biosimilar candidate to Prolia® and Xgeva® (denosumab), further illustrating the advantage of Alvotech’s portfolio strategy and integrated biosimilars development and manufacturing platform.”

Recent Highlights

Pipeline
Alvotech and its commercialization partner in the U.S., Teva Pharmaceuticals, announced that the U.S. Food and Drug Administration (FDA) approved AVT02 (adalimumab-ryvk) for marketing in the U.S. an interchangeable biosimilar to Humira, under the tradename Simlandi. Simlandi is the first high-concentration, citrate-free biosimilar to Humira that has been granted interchangeability status by the FDA and will qualify for interchangeable exclusivity for the 40mg/0.4ml injection.

Alvotech and its respective commercialization partners announced approval of AVT04, a biosimilar to Stelara (ustekinumab) in Canada and the European Economic Area (EEA). AVT04 was launched in Canada by JAMP Pharma on March 1, 2024, under the tradename Jamteki. Launch of AVT04 in Japan is expected in May 2024 and in Europe in Q3 2024. The market entry date for the U.S. is February 21, 2025, pending FDA approval which is expected by April 16, 2024.

Alvotech announced positive top-line results from a pharmacokinetic (PK) study for AVT05, a biosimilar candidate to Simponi® and Simponi Aria® (golimumab). The study, which assessed the PK, safety and tolerability of AVT05 compared to Simponi in healthy adult subjects, met its primary endpoints. In 2023, combined worldwide revenues from sales of Simponi and Simponi Aria were about $2.2 billion [1].

Alvotech announced positive top-line results from a confirmatory study for AVT06, a proposed biosimilar to Eylea® (aflibercept). The confirmatory clinical study that compared AVT06 with Eylea in patients with neovascular (wet) Age-related Macular Degeneration (AMD) met its primary endpoint, with results demonstrating therapeutic equivalence with Eylea. In 2023 cumulative global sales of Eylea were about $5.9 billion [2].

Alvotech announced positive top-line results from a PK study for AVT03, a biosimilar candidate to Prolia® and Xgeva®, which both contain denosumab. The PK study met its primary endpoints. A confirmatory efficacy study for AVT03 in patients is currently underway, as well as a PK study comparing AVT03 to Xgeva® in healthy adult subjects. In 2023 cumulative global sales of Prolia and Xgeva were approximately $6.2 billion [3].

Corporate
Alvotech accepted an offer from a group of domestic and international investors for the sale of 10,127,132 of its ordinary shares for an approximate value of $166 million at a purchase price of $16.41 per share or ISK 2,250. Intended uses of the net proceeds are for general corporate purposes and working capital, to strengthen production capacity and to support expected biosimilars launches.

Alvotech announced the appointment of Christina Siniscalchi as interim Chief Quality Officer. Christina has for over ten years served in senior quality positions for Alvogen and its manufacturing site in Norwich, NY, most recently as Alvogen’s Chief Quality Officer, and previously worked at Mallinckrodt Pharmaceuticals.

Financial Results for Full Year 2023

Cash Position and Sources of Liquidity: As of December 31, 2023, the Company had cash and cash equivalents of $11.2 million, excluding $26.1 million of restricted cash. In addition, the Company had borrowings of $960.2 million, including $38.0 million of current portion of borrowings. Giving effect to the sale of 10,127,132 of Alvotech ordinary shares for an approximate gross value of $166 million, the cash and cash equivalents totaled approximately $172 million on a proforma basis as of December 31, 2023.

Product Revenue: Product revenue was $48.7 million for the year ended December 31, 2023, compared to $24.8 million for the same period in the prior year, reflecting increased sales volume in select European countries during 2023, almost doubling the product revenue from 2022.

License and Other Revenue: License and other revenue decreased by $15.5 million, which is primarily attributable to the recognition of $44.5 million research and development milestone during the same period in the prior year, due to the completion of the AVT04 main clinical program. This was partially offset by the recognition of $31.6 million research and development milestone during 2023 due to the CES completion of the AVT06 program. The remainder of the decrease is principally due to the net impact of the licensing arrangements changed during the year.

Cost of product revenue: Cost of product revenue was $160.9 million for the year ended December 31, 2023, as a result of the successful launch of AVT02 in select European countries, Canada and Australia. Cost of product revenue for the period is disproportionate relative to product revenue due to the timing of new launches and elevated production-related charges, resulting in higher costs than revenues recognized for the period. The Company expects this relationship to normalize with increased production from the scaling and expansion of new or recent launches. The Company estimates that the anticipated increase in sales volumes will result in a greater absorption of fixed manufacturing costs. Prior to the recognition of cost of product revenues, costs from pre-commercial manufacturing activities were reported as R&D expenses.

Research and Development (R&D) Expenses: R&D expenses were $210.8 million for the year ended December 31, 2023, compared to $180.6 million for the same period in the prior year. The increase was primarily driven by a charge of $18.5 million relating to the termination of the co-development agreement with Biosana for AVT23, and a $42.5 million increase in direct program expenses mainly from three biosimilar candidates, AVT03, AVT05 and AVT06, that entered clinical development in 2022. These increases were partially offset by a decrease of $30.6 million primarily related to programs that have completed clinical phase, and non-recurrence of pre-commercial manufacturing activities.

General and Administrative (G&A) Expenses: G&A expenses were $76.6 million for the year ended December 31, 2023, compared to $186.7 million for the same period in the prior year. The decrease in G&A expenses was primarily attributable to a $83.4 million non-cash share listing expense, and $22.9 million of transaction costs recognized as a result of the Business Combination, and a $13.4 million of IP-related legal expenses incurred during the year ended December 31, 2022. This decrease was partially offset by a $3.7 million net increase in other general administrative expenses due to incremental costs from operating as a public company. Lastly, the Company recognized $10.8 million of G&A expenses for share-based payments, resulting from the granting of Restricted Share Units (RSUs) during the year ended December 31, 2023, compared to $6.5 million during the year ended December 31, 2022.

Share of net loss of joint venture and impairment loss on investment in joint venture: The increase by $4.6 million in share of net loss of joint venture year over year is due to an increase in losses incurred by the Joint Venture during the year ended December 31, 2023, as compared to December 31, 2022. In 2023, an impairment of $21.5 million was recognized on the joint venture investment based on discussions between Alvotech and CCHN to buy back Alvotech's interests in the joint venture.

Finance income: Finance income was $4.8 million for the year ended December 31, 2023, compared to $2.5 million for the year ended December 31, 2022. The increase is primarily driven by interest received on cash and cash equivalent held in our bank accounts.

Finance costs: Finance costs amounted to $267.2 million for the year ended December 31, 2023, compared to $188.4 million for the year ended December 31, 2022. The increase is primarily related to a $49.2 million increase in interest on debt and borrowings due to the additional financing obtained since December 31, 2022, including the annualized impact of prior year financing, and a $35.4 million increase in fair value of derivative liabilities. This is partially offset by $16.0 million in charges related to the closing of the Business Combination in 2022.

Exchange rate differences: Exchange rate differences resulted in a loss of $5.2 million for the year ended December 31, 2023, compared to a gain of $10.6 million for the year ended December 31, 2022. The decrease was primarily driven by the movements in the exchange rate of foreign currencies, predominantly Icelandic krona and euros.

Income tax benefits: The income tax benefit increased by $61.3 million for the year ended December 31, 2023, compared to the same period for 2022. This increase was mainly driven by $34.7 million deferred tax credit corresponding to an increase in operating losses and a $26.7 million favorable foreign currency impact on the strengthening of the Icelandic krona against the U.S. dollar, increasing the U.S. dollar value of Icelandic tax loss carry-forwards that the Company expects to fully utilize against future taxable profits.

Loss for the Period: Loss for the period was $551.7 million, or ($2.43) per share on a basic and diluted basis, for the year ended December 31, 2023, as compared to a loss of $513.6 million, or ($2.60) per share on a basic and diluted basis, for the same period in the prior year.

Business Update and Conference Call
Alvotech will conduct a business update conference call and live webcast on Thursday, March 21, 2024, at 8:00 am ET (12:00 pm GMT). A live webcast of the call will be available on Alvotech’s website in the Investors Section of the Company’s website under News and Events – Events and Presentations, where you will also be able to find a replay of the webcast, following the call for 90 days. In order to listen to the webcast please register in advance using the link on Alvotech’s Investor Relations website under News and Events – Events and Presentations.

About AVT02 (adalimumab)
AVT02 is a monoclonal antibody and has been approved as a biosimilar to Humira® (adalimumab) in over 50 countries globally, including the U.S., 27 member states of the European Union, Norway, Lichtenstein, Iceland, the UK, Switzerland, Canada, Australia, Egypt, Saudi Arabia and South Africa. It is currently marketed in multiple European countries as Hukyndra™ and Libmyris™, in Canada as Simlandi and in Australia as Adalacip. Dossiers are also under review in multiple countries globally.

About AVT04 (ustekinumab)
AVT04 is a monoclonal antibody and a biosimilar to Stelara® (ustekinumab). Ustekinumab binds to two cytokines, IL-12 and IL-23, that are involved in inflammatory and immune responses [4]. AVT04 has been launched in Canada as Jamteki and has received market authorization in Japan as Ustekinumab BS (F) and in the EEA as Uzpruvo™. Dossiers are also under review in multiple countries globally, including in the U.S.

About AVT03 (denosumab)
AVT03 is a human monoclonal antibody and a biosimilar candidate to Prolia® and Xgeva® (denosumab). Denosumab targets and binds with high affinity and specificity to the RANK ligand membrane protein, preventing the RANK ligand/RANK interaction from occurring, resulting in reduced osteoclast numbers and function, thereby decreasing bone resorption and cancer-induced bone destruction [5]. AVT03 is an investigational product and has not received regulatory approval in any country. Biosimiliarity has not been established by regulatory authorities and is not claimed.

About AVT05 (golimumab)
AVT05 is a biosimilar candidate for Simponi® and Simponi Aria® (golimumab). Golimumab is a monoclonal antibody that inhibits tumor necrosis factor alpha. Elevated TNF alpha levels have been implicated in several chronic inflammatory diseases such as rheumatoid arthritis, psoriatic arthritis, and ankylosing spondylitis [6]. AVT05 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

About AVT06 (aflibercept)
AVT06 is a recombinant fusion protein and a biosimilar candidate to Eylea® (aflibercept), which binds vascular endothelial growth factors (VEGF), inhibiting the binding and activation of VEGF receptors, neovascularization, and vascular permeability [7]. AVT06 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

Sources
[1] Based on Johnson & Johnson’s Q4 and Full-Year 2023 Results
[2] Based on Regeneron’s Fourth Quarter and Full Year 2023 Financial and Operating Results
[3] Based on Amgen’s Fourth Quarter and Full Year 2023 Financial Results
[4] https://www.ema.europa.eu/en/documents/product-information/uzpruvo-epar-product-information_en.pdf
[5] https://www.pi.amgen.com/-/media/Project/Amgen/Repository/pi-amgen-com/Prolia/prolia_pi.pdf
[6] https://www.janssenlabels.com/package-insert/product-monograph/prescribing-information/SIMPONI-pi.pdf
[7] https://www.regeneron.com/downloads/eylea_fpi.pdf

Use of trademarks
Humira is a registered trademark of AbbVie Inc. Stelara is a registered trademark of Johnson & Johnson Inc. Prolia and Xgeva are registered trademarks of Amgen Inc. Stelara, Simponi and Simponi Aria are registered trademarks of Johnson & Johnson Inc. Elyea is a registered trademark of Regeneron Pharmaceuticals Inc.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa, and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, Senior Director
alvotech.ir@alvotech.com

FOR MORE INFORMATION
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Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss for the years ended 31 December 2023, 2022 and 2021

USD in thousands, except for per share amounts

	2023	2022	2021
Product revenue	48,699	24,836	—
License and other revenue	42,735	58,193	36,772
Other income	1,948	1,988	2,912
Cost of product revenue	(160,856)	(64,095)	—
Research and development expenses	(210,827)	(180,622)	(191,006)
General and administrative expenses	(76,559)	(186,742)	(84,134)
Operating loss	(354,860)	(346,442)	(235,456)
Share of net loss of joint venture	(7,153)	(2,590)	(2,418)
Impairment loss on investment in joint venture	(21,519)	—	—
Finance income	4,823	2,549	51,568
Finance costs	(267,157)	(188,419)	(117,361)
Exchange rate differences	(5,183)	10,566	2,681
(Loss) / gain on extinguishment of financial liabilities	—	(27,311)	151,788
Non-operating (loss) / profit	(296,189)	(205,205)	86,258
Loss before taxes	(651,049)	(551,647)	(149,198)
Income tax benefit	99,318	38,067	47,694
Loss for the year	(551,731)	(513,580)	(101,504)
Other comprehensive income / (loss)
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations	(86)	(6,111)	(305)
Total comprehensive loss	(551,817)	(519,691)	(101,809)
Loss per share
Basic and diluted loss for the year per share	(2.43)	(2.60)	(0.92)

Consolidated Statement of Financial Position as of 31 December 2023 and 2022

USD in thousands

Non-current assets	31 December 2023	31 December 2022
Property, plant and equipment	236,779	220,594
Right-of-use assets	119,802	47,501
Goodwill	12,058	11,643
Other intangible assets	19,076	25,652
Contract assets	10,856	3,286
Investment in joint venture	18,494	48,568
Other long-term assets	2,244	5,780
Restricted cash	26,132	25,187
Deferred tax assets	309,807	209,496
Total non-current assets	755,248	597,707
Current assets
Inventories	74,433	71,470
Trade receivables	41,292	32,972
Contract assets	35,193	25,370
Other current assets	31,871	32,949
Receivables from related parties	896	1,548
Cash and cash equivalents	11,157	66,427
Total current assets	194,842	230,736
Total assets	950,090	828,443

Consolidated Statement of Financial Position as of 31 December 2023 and 2022

USD in thousands

Equity	31 December 2023	31 December 2022
Share capital	2,279	2,126
Share premium	1,229,690	1,058,432
Other reserves	42,911	30,582
Translation reserve	(1,528)	(1,442)
Accumulated deficit	(2,205,845)	(1,654,114)
Total equity	(932,493)	(564,416)
Non-current liabilities
Borrowings	922,134	744,654
Derivative financial liabilities	520,553	380,232
Other long-term liability to related party	—	7,440
Lease liabilities	105,632	35,369
Long-term incentive plan	—	544
Contract liabilities	73,261	57,017
Deferred tax liability	53	309
Total non-current liabilities	1,621,633	1,225,565
Current liabilities
Trade and other payables	80,563	49,188
Lease liabilities	9,683	5,163
Current maturities of borrowings	38,025	19,916
Derivative financial liabilities	—	—
Liabilities to related parties	9,851	1,131
Contract liabilities	59,183	36,915
Taxes payable	925	934
Other current liabilities	62,720	54,047
Total current liabilities	260,950	167,294
Total liabilities	1,882,583	1,392,859
Total equity and liabilities	950,090	828,443

Consolidated Statements of Cash Flows for the years ended 31 December 2023, 2022 and 2021

USD in thousands

Cash flows from operating activities	2023	2022	2021
Loss for the year	(551,731)	(513,580)	(101,504)
Adjustments for non-cash items:
Gain on extinguishment of SARs liability	—	(4,803)	—
Share-listing expense	—	83,411	—
Long-term incentive plan expense	78	5,492	17,955
Depreciation and amortization	24,210	20,409	18,196
Impairment of property, plant and equipment	—	—	2,092
Impairment of other intangible assets	1,779	2,755	3,993
Change in allowance for receivables	18,500	—	—
Change in inventory reserves	8,341	—	—
Loss on disposal of property, plant and equipment	365	—	—
Impairment loss on investment in joint venture	21,519	—	—
Share of net loss of joint venture	7,153	2,590	2,418
Finance income	(4,823)	(2,549)	(51,568)
Finance costs	267,157	188,419	117,361
Loss/(Gain) on extinguishment of financial liabilities	—	27,311	(151,788)
Share-based payments	18,033	10,317	—
Exchange rate difference	5,183	(10,566)	(2,681)
Income tax benefit	(99,318)	(38,067)	(47,694)
Operating cash flow before movement in working capital	(283,554)	(228,861)	(193,220)
Increase in inventories	(11,304)	(32,412)	(29,412)
Increase in trade receivables	(8,320)	(3,576)	(28,813)
Increase / (decrease) in liabilities with related parties	2,161	56	(453)
(Increase) / decrease in contract assets	(17,393)	(9,218)	15,286
Increase in other assets	(802)	(17,194)	(4,363)
Increase in trade and other payables	31,772	16,442	14,318
Increase in contract liabilities	35,396	19,396	21,470
(Decrease) / increase in other liabilities	(5,182)	(21,384)	5,160
Cash used in operations	(257,226)	(276,751)	(200,027)
Interest received	3,649	568	16
Interest paid	(57,254)	(35,372)	(28,004)
Income tax paid	(1,354)	(834)	(155)
Net cash used in operating activities	(312,185)	(312,389)	(228,170)

Cash flows from investing activities
Acquisition of property, plant and equipment	(33,234)	(37,880)	(20,462)
Disposal of property, plant and equipment	133	379	—
Acquisition of intangible assets	(13,239)	(11,122)	(20,171)
Restricted cash in connection with amended bond agreement	—	(14,914)	—
Net cash used in investing activities	(46,340)	(63,537)	(40,633)
Cash flows from financing activities
Repayments of borrowings	(99,367)	(34,714)	(37,496)
Repayments of principal portion of lease liabilities	(8,269)	(11,147)	(7,350)
Proceeds from new borrowings	278,831	193,678	113,821
Transaction cost from new borrowings	(9,004)	—	—
Gross proceeds from private placement equity offering	136,879	—	—
Gross private placement equity offering fee	(4,141)	—	—
Proceeds from warrants	6,390	—	—
Proceeds on issue of equity shares	—	—	185,856
Transaction costs for amended borrowing agreements	—	(12,102)	—
Gross proceeds from the PIPE Financing	—	174,930	—
Gross PIPE Financing fees paid	—	(5,562)	—
Proceeds from the Capital Reorganization	—	9,827	—
Proceeds from loans from related parties	—	160,000	—
Repayment of loans from related parties	—	(50,000)	—
Net cash generated from financing activities	301,319	424,910	254,831
Increase / (decrease) in cash and cash equivalents	(57,206)	48,984	(13,972)
Cash and cash equivalents at the beginning of the year	66,427	17,556	31,689
Effect of movements in exchange rates on cash held	1,936	(113)	(161)
Cash and cash equivalents at the end of the year	11,157	66,427	17,556